UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 18, 2007

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant’s name into English)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:    ☑  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

No.	Document
1.	Media Release dated September 18, 2007

2.	The Company’s amended unaudited financial statements for the quarter ended June 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2007	PACIFIC INTERNET LIMITED

	By:	/s/ William L Barney
	Name:	William L Barney
	Title:	Director

(Company Registration No. 199502086C)

(Incorporated in the Republic of Singapore)

NEWS RELEASE

PacNet Files Amended Form 6-K with regard to Q2 FY07 Results

SINGAPORE, Tuesday, 18 September 2007 – Pacific Internet Limited (Nasdaq: PCNTF) (the “Company”), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, announced that it has, on Tuesday, 18 September, filed a Form 6-K/A to correct certain sections of the Form 6-K filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) on Tuesday, 28 August 2007, relating to its results of operations for the three- and six-month periods ended 30 June 2007.

This error relates to the under-accrual of expenses associated with licensing fees, certain expenses related to potential acquisitions being considered by the Company, and legal, accounting and public relations expenses incurred by the Company in connection with the tender offer for the shares of the Company by Connect Holdings Limited.

The Company also wishes to inform its shareholders that it is evaluating the financial impact of the restructuring of its wireless, voice and regional product assets and initiatives, which may include the discontinuance of non-performing assets and initiatives. The Company anticipates that it may be required to recognise a restructuring charge in its third quarter ending 30 September 2007.

-Ends-

Media, Analyst and Investor Relations Contact:

Bernard Ho

Senior Manager, Group Corporate Communications

Pacific Internet Limited

Direct Tel: +65 6771 0443

Mobile: +65 9782 3393

Email: bernard.ho@pacific.net.sg / investor@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.

2

Pacific Internet Limited

This Form 6-K/A (Amendment No. 1) is being filed to amend the Form 6-K previously filed by the Company with the U.S. Securities and Exchange Commission on August 28, 2007 relating to its results of operations for the three and six month periods ended June 30, 2007. The amendment relates to the under-accrual of expenses associated with licensing fees, certain expenses related to potential acquisitions being considered by the Company, and legal, accounting and public relations expenses incurred by the Company in connection with the tender offer for the shares of the Company by Connect Holdings Limited. The effects of the amendment are disclosed in the note accompanying this Form 6-K/A.

For the convenience of the reader, this Form 6-K/A sets forth the entire Form 6-K, which was prepared and relates to the Company as of June 30, 2007. Unless otherwise stated, the information in this Form 6-K/A not affected by such current amendment is unchanged and reflects the disclosures made at the time of the original filing.

Unaudited Consolidated Balance Sheets as of June 30, 2007

With Comparative Amounts from December 31, 2006

	Dec 31, 2006 S$’000	Jun 30, 2007 S$’000	Jun 30, 2007 US$’000
		As amended	As amended
Cash and cash equivalents	57,821	59,030	38,582
Fixed deposit with financial institution	2,412	2,881	1,883
Accounts receivable - net	38,333	34,016	22,232
Other receivables	7,330	8,265	5,402
Inventories	503	446	292

Total current assets	106,399	104,638	68,391

Investments	39	32	21
Fixed assets - net	19,007	19,339	12,640
Goodwill and intangible assets - net	36,671	39,160	25,595
Other non-current assets	3,923	2,544	1,662

Total non-current assets	59,640	61,075	39,918

TOTAL ASSETS	166,039	165,713	108,309

Bank borrowings	20	18	12
Accounts payable	16,279	15,672	10,243
Other payables	38,051	33,331	21,785
Current portion of capital lease obligations	196	137	90

Total current liabilities	54,546	49,158	32,130

Capital lease obligations, less current portion	102	44	29
Other non-current and deferred liabilities	2,035	1,878	1,227

Total non-current liabilities	2,137	1,922	1,256

Minority interest	588	686	448

Shareholders’ equity
Ordinary shares	114,143	114,628	74,920
Additional paid-in capital	16,093	16,137	10,547
Accumulated deficit and other comprehensive income	(21,468)	(16,818)	(10,992)

Total shareholders’ equity	108,768	113,947	74,475

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	166,039	165,713	108,309

Pacific Internet Limited

Unaudited Consolidated Statement of Operations

(In Singapore Dollars)

	Quarter Ended		Year To Date Jun 30,
	Jun 30, 2006 S$’000	Jun 30, 2007 S$’000	2006 S$’000	2007 S$’000
		As amended		As amended
Revenues
Dial up access	5,334	3,710	11,058	7,599
Broadband access	21,245	22,349	42,339	44,012
Leased line access	7,527	11,363	14,493	21,071
IP services/Value added services	10,345	12,462	20,216	23,773
Commission revenues	2,777	1,773	4,595	3,937
Other revenues	730	873	1,676	1,688

Total net revenues	47,958	52,530	94,377	102,080

Cost of sales	23,993	28,283	47,024	54,464

Gross profit	23,965	24,247	47,353	47,616

Other operating costs and expenses
Staff costs	13,129	13,771	26,627	27,529
Sales & marketing	954	1,520	2,137	2,475
Other general & administrative	6,546	6,331	10,678	11,336
Depreciation & amortization	2,111	2,191	4,082	4,243
Allowance for doubtful accounts receivable	207	105	444	164

Total other operating costs and expenses	22,947	23,918	43,968	45,747

Operating income	1,018	329	3,385	1,869

Other income (expenses)
Net interest income	440	347	905	828
Net (loss) gain on foreign currency	(210)	(97)	(436)	224
Loss on disposal of fixed assets	(20)	(25)	(16)	(20)
Equity in gain of unconsolidated affiliates	103	99	463	437
Others	232	(30)	351	567

Total other income	545	294	1,267	2,036

Income before income taxes and minority interest	1,563	623	4,652	3,905
Provision for income taxes	(488)	(386)	(1,113)	(1,043)

	1,075	237	3,539	2,862
Minority interest of consolidated subsidiaries	(48)	(31)	(76)	(78)

Income before extraordinary item	1,027	206	3,463	2,784
Extraordinary item	—	—	20	—

Net income	1,027	206	3,483	2,784

Net income from continuing operations per share - basic	$0.08	$0.01	$0.26	$0.20

Net income per share - basic	$0.08	$0.01	$0.26	$0.20

Net income from continuing operations per share - diluted(1)	$0.07	$0.01	$0.25	$0.20

Net income per share - diluted (1)	$0.07	$0.01	$0.25	$0.20

Weighted average number of shares outstanding - basic	13,528,812	13,835,170	13,490,113	13,832,085

Weighted average number of shares outstanding - diluted (1)	14,028,528	14,209,495	13,952,811	14,224,907

(1)	Includes all outstanding options under the Company’s Share Option Plans to the extent the outstanding options are dilutive.

Pacific Internet Limited

Unaudited Consolidated Statement of Operations

(In US Dollars)

	Quarter Ended		Year To Date Jun 30,
	Jun 30, 2006 US$’000	Jun 30, 2007 US$’000	2006 US$’000	2007 US$’000
		As amended		As amended
Revenues
Dial up access	3,486	2,425	7,227	4,967
Broadband access	13,886	14,607	27,673	28,766
Leased line access	4,920	7,427	9,473	13,772
IP services/Value added services	6,761	8,145	13,213	15,538
Commission revenues	1,815	1,159	3,003	2,573
Other revenues	477	571	1,095	1,103

Total net revenues	31,345	34,334	61,684	66,719

Cost of sales	15,682	18,486	30,735	35,597

Gross profit	15,663	15,848	30,949	31,122

Other operating costs and expenses
Staff costs	8,581	9,001	17,403	17,993
Sales & marketing	624	993	1,397	1,618
Other general & administrative	4,278	4,138	6,979	7,409
Depreciation & amortization	1,380	1,432	2,668	2,773
Allowance for doubtful accounts receivable	135	69	290	107

Total other operating costs and expenses	14,998	15,633	28,737	29,900

Operating income	665	215	2,212	1,222

Other income (expenses)
Net interest income	288	227	592	541
Net (loss) gain on foreign currency	(137)	(63)	(285)	146
Loss on disposal of fixed assets	(13)	(16)	(10)	(13)
Equity in gain of unconsolidated affiliates	67	65	303	286
Others	152	(20)	229	371

Total other income	357	193	829	1,331

Income before income taxes and minority interest	1,022	408	3,041	2,553
Provision for income taxes	(319)	(252)	(727)	(682)

	703	156	2,314	1,871
Minority interest of consolidated subsidiaries	(31)	(20)	(50)	(51)

Income before extraordinary item	672	136	2,264	1,820
Extraordinary item	—	—	13	—

Net income	672	136	2,277	1,820

Net income from continuing operations per share - basic	$0.05	$0.01	$0.17	$0.13

Net income per share - basic	$0.05	$0.01	$0.17	$0.13

Net income from continuing operations per share - diluted(1)	$0.05	$0.01	$0.16	$0.13

Net income per share - diluted (1)	$0.05	$0.01	$0.16	$0.13

Weighted average number of shares outstanding - basic	13,528,812	13,835,170	13,490,113	13,832,085

Weighted average number of shares outstanding - diluted (1)	14,028,528	14,209,495	13,952,811	14,224,907

(1)	Includes all outstanding options under the Company’s Share Option Plans to the extent the outstanding options are dilutive.
(2)	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of Jun 30, 2007, which was S$1.5300 to US$1.00.

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Period Ended June 30, 2007

With Comparative Amounts from June 30, 2006

	Period Ended Jun 30,
	2006 S$’000	2007 S$’000	2007 US$’000
		As amended	As amended
OPERATING ACTIVITIES
Net income for the period	3,483	2,784	1,820
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Equity in gain of unconsolidated subsidiaries and affiliated	(463)	(437)	(286)
Depreciation and amortization	4,082	4,243	2,773
Loss on disposal of fixed assets	16	20	13
Gain on disposal of intangible assets	(108)	—	—
Fixed assets written off	12	4	3
Allowance for doubtful accounts receivable	444	99	65
Bad Debts written off	205	65	42
Minority interest	76	78	51
Deferred income tax (benefit) provision	(238)	318	208
Amortization of deferred compensation	1,297	44	29
Extraordinary item	(20)	—	—
Changes in non-cash working capital items:
Accounts receivable	(747)	5,079	3,320
Prepaid expenses and other assets	579	163	107
Inventories	(249)	81	53
Accounts payable	2,725	(3,645)	(2,382)
Other payables / receivables	(6,988)	(5,037)	(3,292)

Cash provided by operating activities	4,106	3,859	2,524

INVESTING ACTIVITIES
Acquisition of fixed assets	(5,028)	(2,864)	(1,872)
Acquisition of intangible assets	—	(177)	(116)
Proceeds from sale of fixed assets	35	6	4
Proceeds from sale of intangible assets	210	—	—
Fixed deposit with maturity more than 90 days	(570)	(469)	(307)
Additional interest acquired in a subsidiary	(972)	(111)	(73)
Sale of quoted investment	—	8	5

Cash used in investing activities	(6,325)	(3,607)	(2,359)

FINANCING ACTIVITIES
Bank repayments	(2,466)	—	—
Capital lease obligations	(178)	(117)	(76)
Proceeds from issuance of ordinary shares	1,468	485	317
Additional capital injection from minority interest	—	20	13

Cash (used in)/provided by financing activities	(1,176)	388	254

(Decrease)/Increase in cash and cash equivalents	(3,395)	640	419

Cash and cash equivalents at beginning of period	58,518	57,821	37,792

Effect of exchange rate changes on cash and cash equivalents	(234)	569	371

Cash and cash equivalents at end of period	54,889	59,030	38,582

Pacific Internet Limited

Note on Amendment

The Company amended certain consolidated balance sheet and consolidated income statement accounts as of and for the three and six month periods ended June 30, 2007 to correct for the under-accrual of expenses associated with licensing fees, certain expenses related to potential acquisitions being considered by the Company, and legal, accounting and public relations expenses incurred by the Company in connection with the tender offer for the shares of the Company by Connect Holdings Limited.

The following tables isolate each of the amended amounts in the Company’s consolidated balance sheet as of June 30, 2007, consolidated statement of operations for the three and six months ended June 30, 2007, and consolidated statement of cash flows for the six months ended June 30, 2007.

Consolidated Balance Sheet

	As of Jun 30, 2007
	As amended S$’000	As previously reported S$’000
Other payables	33,331	32,477
Accumulated deficit and other comprehensive income	(16,818)	(15,964)

Consolidated Statement of Operations

	Quarter ended Jun 30, 2007		Year To Date Jun 30, 2007
	As amended S$’000	As previously reported S$’000	As amended S$’000	As previously reported S$’000
Other general & administrative	6,331	5,477	11,336	10,482
Total other operating costs and expenses	23,918	23,064	45,747	44,893

Operating income	329	1,183	1,869	2,723
Income before income taxes and minority interest	623	1,477	3,905	4,759
Income before extraordinary item	206	1,060	2,784	3,638
Net income	206	1,060	2,784	3,638

Net income from continuing operations per share - basic	$0.01	$0.08	$0.20	$0.26
Net income per share - basic	$0.01	$0.08	$0.20	$0.26
Net income from continuing operations per share - diluted	$0.01	$0.07	$0.20	$0.26
Net income per share - diluted	$0.01	$0.07	$0.20	$0.26

Consolidated Cash Flows

	Period ended Jun 30, 2007
	As amended S$’000	As previously reported S$’000
Net income for the period	2,784	3,638
Other payables / receivables	(5,037)	(5,891)